                                 SCHEDULE 13D

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
              Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                   Under the Securities Exchange Act of 1934


                             MED Diversified, Inc.
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                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                                  26873Q 10 1
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                                (CUSIP Number)


                                Cary W. Purcell
                          Purcell & Scott Co., L.P.A.
                              6035 Memorial Drive
                               Dublin, OH 43017
                           Telephone: (614) 761-9990
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 27, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check
the following box [   ].

        Note. Schedules filed in paper format shall include a signed original and copies of the schedule, including all exhibits, delivered pursuant to Rule 13d-7.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26873Q 10 1


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

      FLOHAZ Partners, LLC, a Delaware limited liability company
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS:
 4
      OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e): [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      State of Delaware
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                          SOLE VOTING POWER:
                     7
     NUMBER OF
                          10,000,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     9
    REPORTING
                          10,000,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11

      10,000,000
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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13
      Approximately 7.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      OO
------------------------------------------------------------------------------

CUSIP NO. 26873Q 10 1


ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the Common Stock of MED Diversified, Inc., a Nevada corporation (formerly known as e-MedSoft.com, Inc. and referred to herein as "MED Diversified" or "Issuer"). The principal executive offices of MED Diversified are located at 200 Brickstone Square, Suite 403, Andover, Massachusetts 01810.


ITEM 2.  IDENTITY AND BACKGROUND.

     The name of the limited liability company filing this statement is FLOHAZ Partners, LLC, a Delaware limited liability company ("FLOHAZ"). FLOHAZ is primarily a holding company for various investments.. The principal business address of FLOHAZ is 18501 Murdock Circle, Port Charlotte, Florida 33948.

     Set forth on Schedule A is the name, residence or business address, present principal occupation or employment of each of the members of FLOHAZ as of the date hereof.

     To the best of FLOHAZ's knowledge, neither FLOHAZ nor any person set forth on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e). To the best of FLOHAZ's knowledge, each of the individuals identified on Schedule A is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     In January 2002 FLOHAZ received 10,000,000 shares of the Common Stock of MED Diversified as capital contributions from each of it members, Lance K. Poulsen ("Mr. Poulsen"), Barbara L. Poulsen ("Ms. Poulsen"), Donald H. Ayers ("Mr. Ayers") and Rebecca S. Parrett ("Ms. Parrett").

     To the best of FLOHAZ's knowledge, the following describes the consideration for the shares of MED Diversified Common Stock owned by Mr. Ayers. On or before July 1, 2000, Mr. Ayers used his personal funds to acquire 5,000 shares of Common Stock in open market transactions at the then prevailing market price and Mr. Ayers owns a 50% interest in a limited liability company that owns 400,000 shares of Common Stock but Mr. Ayers has no control over the voting or disposition of such shares.

     Additionally, Mr. Ayers made a $750,000 loan to the Issuer on March 19, 1999 (the "Loan"). At that time, and in consideration for the Loan, one of the Issuer's primary shareholders, Sanga e-Health LLC transferred to Mr. Ayers 1,000,000 shares of Common Stock in the Issuer. As consideration for Mr. Ayers Loan, the Issuer also issued Mr. Ayers a warrant to acquire 250,000 shares of the Issuer's Common Stock at a price per share equal to the average of the closing bid prices for the shares of Common Stock as reported on the OTC Bulletin Board for the five
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CUSIP NO. 26873Q 10 1


consecutive days ending on the trading day immediately preceding the closing under the related Loan Agreement ($3.85). Mr. Ayers used his personal funds to make the Loan, which Loan has subsequently been forgiven in exchange for the issuance to Mr. Ayers by the Issuer of a warrant to acquire 150,000 shares of Common Stock through June 14, 2004 for an exercise price of $0.01 per share. The warrant to acquire 150,000 shares of Common Stock was exercised on March 21, 2000 and on April 02, 2000 these shares, together with the 1,000,000 shares of Common Stock Mr. Ayers received from Sanga e-Health LLC, were transferred into an irrevocable trust of which his wife is the sole trustee and beneficiary. That trust has since sold 75,000 shares of Common Stock.

     Mr. Ayers may also be deemed the beneficial owner of the Common Stock held by Ayers, LLC. Mr. Ayers is the sole trustee of the trust which is the sole member of Ayers LLC, designated Ayers LLC as the recipient of 500,000 shares of Common Stock distributable to Mr. Ayers from the holdings of Healthcare Capital, LLC, a Nevada limited liability company formerly known as Intercontinental Investment Associates, Ltd. ("Healthcare Capital"), of which Mr. Ayers is also a member. That distribution was made in 2000. Mr. Ayers also designated Ayers LLC as the recipient of 912,500 shares of Common Stock distributed in September 2001 from the holdings of Healthcare Capital, LLC.

     On August 6, 2001, Ayers LLC received a warrant to purchase 4,356,000 shares of Common Stock at $4.00 per share. The warrant was received as additional consideration in connection with the merger of Chartwell Diversified Services, Inc. into a subsidiary of MED Diversified. The warrant is exercisable for 20% of the shares commencing August 6, 2002, for 40% of the shares commencing August 6, 2003, 60% of the shares commencing August 6, 2004, 80% of the shares commencing August 6, 2005, and 100% of the shares on August 6, 2006. However, it was determined that these warrants were incorrectly issued and these warrants, and two identical warrants held by others, were transferred back to Issuer and then reissued to the shareholders of National Century Financial Enterprises, Inc., an Ohio corporation ("NCFE"), or their designees in approximate proportion to their interests in NCFE. Mr. Ayers' new warrant entitles him to purchase 3,484,500 shares of Common Stock of MED Diversified.
On August 6, 2001, Ayers LLC received 108,900 shares of Convertible Preferred Stock of Issuer. These shares were also acquired in connection with the merger of Chartwell Diversified Services, Inc. into a subsidiary of MED Diversified. The Convertible Preferred Stock was converted on December 27, 2001 upon shareholder approval of the authorization of additional shares of Common Stock into which the Convertible Preferred Stock would be converted. Every one (1) share of Convertible Preferred Stock was converted into one hundred (100) shares of Common Stock. Ayers LLC's 108,900 shares of Convertible Preferred Stock were converted into 10,890,000 shares of Common Stock on December 27, 2001 as the result of a shareholder vote of MED Diversified authorizing the issuance of such Common Stock, 2,500,000 of which were transferred by Mr. Ayers to FLOHAZ as a capital contribution.

     To the best of FLOHAZ's knowledge, the following describes the consideration for the shares of MED Diversified Common Stock owned by Mr. Poulsen and Ms. Poulsen. On August 6, 2001, Mr. Poulsen and Ms. Poulsen each received a warrant to purchase 4,356,000 shares of Common Stock at $4.00 per share. The warrants were received as additional consideration in connection with the merger of Chartwell Diversified Services, Inc. into a subsidiary of MED Diversified. The warrants are exercisable for 20% of the shares commencing August 6, 2002, for 40% of the shares commencing August 6, 2003, 60% of the shares commencing August 6, 2004, 80% of the shares commencing August 6, 2005, and 100% of the shares on August 6, 2006. However, it was determined that these warrants were incorrectly issued and these warrants, and two identical warrants held by others, were transferred back to Issuer and then reissued to the shareholders of National Century Financial Enterprises, Inc., an Ohio corporation ("NCFE"), or their designees in approximate proportion to their interests in NCFE. Although The Poulsens were each entitled to receive a warrant to purchase 3,484,500 shares of Common Stock, Ms. Poulsen designate Mr. Poulsen as the recipient of her interest and Mr. Poulsen was therefore issued a warrant to purchase 6,969,000 shares of Common Stock of the Issuer.

     On August 6, 2001, Mr. Poulsen and Ms. Poulsen each received 108,900 shares of Convertible Preferred Stock of Issuer. These shares were acquired in connection with the merger of Chartwell Diversified Services, Inc. into a subsidiary of MED Diversified. The Convertible Preferred Stock was converted on December 27, 2001 pursuant to shareholder approval of the authorization of additional
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CUSIP NO. 26873Q 10 1


shares of Common Stock into which the Convertible Preferred Stock would be converted. Every one (1) share of Convertible Preferred Stock was converted into one hundred (100) shares of Common Stock. As the result of the December 27, 2001 shareholder vote of MED Diversified authorizing the issuance of such Common Stock, Mr. Poulsen's 108,900 shares of Convertible Preferred Stock were converted into 10,890,000 shares of Common Stock and Ms. Poulsen's 108,900 shares of Convertible Preferred Stock were converted into 10,890,000 shares of Common Stock.

     Mr. Poulsen designated South Atlantic Investments, LLC, an Ohio limited liability company ("South Atlantic") that the Poulsens may be deemed to control, as the holder of the certificates representing 2,500,000 of the 10,890,000 shares of Common Stock distributable to Mr. Poulsen upon the conversion of the Convertible Preferred Stock. Ms. Poulsen designated South Atlantic as the holder of the certificates representing 2,500,000 of the 10,890,000 shares of Common Stock distributable to Ms. Poulsen upon the conversion of the Convertible Preferred Stock. Mr. Poulsen and Ms. Poulsen also designated FLOHAZ as the holder of the certificates representing 2,500,000 of their respective 10,890,000 shares of Common Stock that were distributed to them upon the conversion of the Convertible Preferred Stock.

     Prior to August 6, 2001, Mr. Poulsen used his personal funds to acquire 4,000 shares of Common Stock in open market transactions at the then prevailing market price.

     To the best of FLOHAZ's knowledge, the following describes the consideration for the shares of MED Diversified Common Stock owned by Ms. Parrett. Prior to September 2000, Ms. Parrett used her personal funds to acquire 20,000 shares of Common Stock in open market transactions at the then prevailing market price. Healthcare Capital also distributed 500,000 shares of the Common Stock of MED Diversified to Ms. Parrett prior to September 2000, the month in which Ms. Parrett transferred 100,000 of the shares to an irrevocable trust for the benefit of her son. Ms. Parrett and her son do not share the same household.

     Ms. Parrett may also be deemed the beneficial owner of the Common Stock held by Cheyenne-Blaze, LLC ("Cheyenne-Blaze"). Ms. Parrett, the sole trustee of the trust which is the sole member of Cheyenne-Blaze, designated Cheyenne-Blaze as the recipient of 475,000 shares of Common Stock distributable to Ms. Parrett from the holdings of Healthcare Capital, of which Ms. Parrett is a member. That distribution was made in 2000. Ms. Parrett also designated Cheyenne-Blaze as the recipient of 437,500 shares of Common Stock distributed in September 2001 from the holdings of Healthcare Capital.

     On August 6, 2001, Ms. Parrett received 108,900 shares of Convertible Preferred Stock of Issuer. These shares were also acquired in connection with the merger of Chartwell Diversified Services, Inc. into a subsidiary of MED Diversified. The Convertible Preferred Stock was converted on December 27, 2001 pursuant to shareholder approval of the authorization of additional shares of Common Stock into which the Convertible Preferred Stock would be converted. Every one (1) share of Convertible Preferred

CUSIP NO. 26873Q 10 1

Stock was converted into one hundred (100) shares of Common Stock. As the result of the December 27, 2001 shareholder vote of MED Diversified authorizing the issuance of such Common Stock, Ms. Parrett's 108,900 shares of Convertible Preferred Stock were converted into 10,890,000 shares of Common Stock which Ms. Parrett designated Cheyenne-Blaze to hold. Cheyenne-Blaze subsequently transferred 2,500,00 of these shares to FLOHAZ as a capital contribution.


ITEM 4.  PURPOSE OF TRANSACTION.

     This statement relates to the 10,000,000 shares of Common Stock that are owned by FLOHAZ as a result of the transactions set forth in Item 3 above.

     FLOHAZ is currently contemplating using some or all of the shares of the Common Stock of MED Diversified which it owns to provide security for a line of credit or other financing from a third party, for MED Diversified which line may be used by MED Diversified in connection with an acquisition that has previously been disclosed by MED Diversified.

(a)  Other than as set forth in Item 3 above, not applicable.

(b)  Other than as set forth in Items 3 and 4 above, not applicable.

(c)  Not applicable.

(d)  Not applicable.

(e)  Other than as set forth in Item 3 above, not applicable.

(f)  Not applicable.

(g)  Not applicable.

(h)  Not applicable.

(i)  Not applicable.

(j) Other than described above, FLOHAZ currently does not have any plans or proposals, or knowledge thereof, that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) FLOHAZ may be deemed to be the beneficial owner of 10,000,000 shares of the Common Stock of MED Diversified. Such Common Stock constitutes approximately 7.0% of the issued and outstanding shares of MED Diversified Common Stock based on the number of shares of MED Diversified Common Stock outstanding as of January 24, 2001 pursuant to advice received from legal counsel to MED Diversified. FLOHAZ has the sole power to vote or direct the voting and to dispose or direct the disposition of these shares of Common Stock. However, FLOHAZ disclaims any beneficial ownership of the shares of MED Diversified Common Stock that were issued to Mr. Poulsen, Ms. Poulsen, Mr. Ayers and Ms. Parrett.

CUSIP NO. 26873Q 10 1


(b) To the best of FLOHAZ's knowledge, Mr. Poulsen and Ms. Poulsen may each be deemed to be the beneficial owner of 25,496,000 shares of Common Stock as reported in their Schedule 13D filed with the SEC. Such Common Stock currently constitutes approximately 17.8% of the issued and outstanding shares of MED Diversified Common Stock based on the number of shares of MED Diversified Common Stock outstanding as of January 24, 2001 pursuant to advice received from legal counsel to MED Diversified. Mr. Poulsen has the sole power to vote or direct the voting and to dispose or direct the disposition of 10,250,000 of these shares of Common Stock and no power to vote or direct the voting and to dispose or direct the disposition of the remaining 10,246,000 shares of Common Stock which are owned by his wife, Ms. Poulsen. Ms. Poulsen has the sole power to vote or direct the voting and to dispose or direct the disposition of her 10,246,000 shares of Common Stock and has no power to vote or direct the voting and to dispose or direct the disposition of Mr. Poulsen's 10,250,000 shares of Common Stock. However, Mr. Poulsen disclaims any beneficial ownership of the shares of MED Diversified Common Stock that were issued to FLOHAZ, Ms. Poulsen, Ms. Parrett and Mr. Ayers, and Ms. Poulsen disclaims any beneficial ownership of the shares of MED Diversified Common Stock that were issued to FLOHAZ, Mr. Poulsen, Ms. Parrett and Mr. Ayers.

     To the best of FLOHAZ's knowledge, Mr. Ayers may be deemed to be the beneficial owner of 16,970,500 shares of Common Stock, inclusive of the 16,715,000 shares owned by Ayers. LLC. Such Common Stock constitutes approximately11.8% of the issued and outstanding shares of MED Diversified Common Stock based on the number of shares of MED Diversified Common Stock outstanding as of January 24, 2001 pursuant to advice received from legal counsel to MED Diversified. Mr. Ayers has the sole power to vote or direct the voting and to dispose or direct the disposition of 255,000 of these shares of Common Stock that he owns individually. However, Mr. Ayers is not entitled to any rights as a stockholder of MED Diversified with respect to the remaining 16,715,000 shares of Common Stock owned by Ayers, LLC and Mr. Ayers disclaims any beneficial ownership of the shares of MED Diversified Common Stock that were issued to FLOHAZ, Mr. Poulsen, Ms. Poulsen and Ms. Parrett .

     To the best of FLOHAZ's knowledge, Ms. Parrett may be deemed to be the beneficial owner of 9,722,500 shares of Common Stock, inclusive of the 9,302,500 shares owned by Cheyenne-Blaze. Such Common Stock constitutes approximately 6.8% of the issued and outstanding shares of MED Diversified Common Stock based on the number of shares of MED Diversified Common Stock outstanding as of January 24, 2001 pursuant to advice received from legal counsel to MED Diversified. Ms. Parrett has the sole power to vote or direct the voting and to dispose or direct the disposition of these shares; however, Ms. Parrett disclaims any beneficial ownership of the shares of MED Diversified Common Stock that were issued to FLOHAZ, Mr. Poulsen, Ms. Poulsen and Mr. Ayers.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in elsewhere in this Schedule 13D, none.

CUSIP NO. 26873Q 10 1


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits:

(1) Schedule A, Members of FLOHAZ.

                                   Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:                                         FLOHAZ Partners, LLC


                                              /s/ Lance K. Poulsen
                                              ----------------------------------
                                              By:   Lance K. Poulsen
                                              Its:  Member